Exhibit 99.2

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

                                                                                                                                TSX Venture Trading Symbol: TTA
                                 NASD OTCBB Trading Symbol: TITAF

Wednesday, January 28, 2009

LETTER TO THE SHAREHOLDERS OF TITAN TRADING ANALYTICS INC.

2008 was a very eventful year for Titan Trading Analytics Inc. (“Titan” or the “Company”) and its subsidiaries. As described below, the Company arranged three financings, strengthened its Board of Advisors, committed resources to investor relations, and finalized its last phase of the TickAnalyst product suite. The TickAnalyst product suite is a proprietary electronic trading and financial analysis software platform, developed internally by Titan, that is designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. In the last quarter of 2008, the Company was devoted to intensive testing of the TickAnalyst suite of products. These efforts were designed to prove the validity of its models and functionality and stress-test the stability of the software. This testing procedure also helps Titan begin to understand the scalability of the product.  Here are the highlights of our year.

FINANCINGS FOR 2008

March 2008, Titan arranged a $510,000 private placement.

July 2008, a $610,500 private placement was arranged. This private placement was oversubscribed and the Company had to turn away a number of people who wanted to participate.

This situation was repeated with a private placement for $750,000 arranged in August 2008. The financings have allowed the Company to position and pursue a number of initiatives that are described below.

BOARD OF ADVISORS

With the final developments of the TickAnalyst suite of products setting the stage for  commercialization, Titan strengthened its Board of Advisors with the addition of John Howell, a senior government relations adviser with the law firm of King & Spalding LLP of Washington DC, USA.

A Fulbright scholar with a distinguished record of public service that includes service as both a combat arms officer with the United States Army and as an intelligence officer of the Central Intelligence Agency (CIA), Mr. Howell works with clients engaged broadly in major international business and policy endeavours. Mr. Howell's other international experience includes working with interests in the Middle East, North Africa, South Asia, Latin America and Europe.

Mr. Howell's appointment intends to help Titan's corporate leadership explore Titan's unique, high-growth opportunities with its new TickAnalyst.

Titan has also rounded out its Board of Advisors with the addition of Doug Laughlin. Mr. Laughlin’s background includes over 20 years of professional sales and management experience with NASDAQ organizations including Cisco Systems, 3Com, and Foundry Networks.  His duties within these organizations included sales, marketing, sales management, training, group presentations, trade show management, contract negotiations, hiring and OEM relationships.  Mr. Laughlin also currently works in an advisory role with multiple high tech corporations in the area of business development.

Mr. Laughlin has personally experienced the full lifecycle of a successful technology venture. He has been involved in the transition from an early stage technology company through to expansion and maturity phases. In Mr. Laughlin’s words, as companies expand and grow, “along the way, companies typically go through "culture shock" as informal processes and management environments transition to more formal, corporate type environments.” Mr. Laughlin will be a key consultant as Titan transitions through these same types of changes, as our technology goes from inception, to prototype, to roll-out, to rapid-growth and expansion. Along the way, different management styles will be necessary and different risks face the Company both internally and externally. Mr. Laughlin's experience as an elder statesman in these areas could be invaluable to Titan.

COMMITMENT TO INVESTOR RELATIONS

Titan’s goal of completing a fully automated trading system has in the past taken precedent over its investor relations program. With many years and millions of dollars invested in the powerful software development, Research and Development (R&D) has given way to full-scale acceptance and live-market testing. The next step is commercialization.

Titan has launched several initiatives to build a broader investor base and interest from the financial community. We hired RenMark Financial to help coordinate investor presentations to the financial community across Canada and in the United States. These presentations are intended to communicate Titan’s unique product and position in the industry as well as highlight milestones ahead of commercialization.

TESTING OF TITAN TICK ANALYST

Considerable resources have been dedicated to bringing the TickAnalyst software program to a position of stability and robustness. The Titan Test Team works closely with Titan’s Development team of software engineers to ensure proper functionality and accuracy across the Titan Tick Analyst Product Suite. Through time, the software must pass incrementally higher levels of quality assurance. Steps in this process include Unit Testing, Integration Testing, and System Testing. The test process is performed in both historical and real-time environments down to the Tick level.

SUMMARY

It has been a busy few months at Titan with the completion of beta and acceptance testing for several models along with investor presentations to the financial community in the U.S. and Canada. Further, we have seen new supporters come into the market, leading to a substantial increase in the price and liquidity of the Company’s shares. As we peek into 2009, the initiatives described above are expected to generate new interest in the Company both in Canada and abroad. While the capital markets suffered one of the worst downturns in economic history, Titan shareholders held their own.  Our stock price on Dec. 31st 2007 was $0.33 and 12 months later on Dec. 31st 2008 we were $0.38 for a +15% return while the TSX suffered a -35% decline.

I offer my thanks and gratitude to our dedicated employees, directors and shareholders who have all helped with the growth and development of Titan. We are now a product-based company with great potential.  We are excited about the opportunities for Titan as we enter 2009.

Sincerely yours,
Kenneth Powell
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO
(780) 438-1239

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.